Exhibit (a)(5)(xxxxiii)

Dear Partner:

As part of Oracle’s customer outreach program associated with our offer for PeopleSoft, I have been contacting key partners and advisors for both companies to inform them of our intentions and to educate all parties affected by our offer. In addition, I would like to highlight some of the opportunities that I believe the combination of Oracle and PeopleSoft will provide for your organization.

Oracle is committed to supporting PeopleSoft customers over the long term (longer than PeopleSoft has committed to). We believe that doing so will build the value of both Oracle and PeopleSoft for our respective customers and shareholders. Likewise, we believe the benefits of this acquisition will extend to all Oracle partners by providing access to a larger customer base via a single, global relationship.

With your help, we think we can win in more industries, geographies and market segments. We think we’ve built a compelling choice of business applications for customers and partners – the Oracle E-business Suite – the only application suite built on industry standard technologies around a single, integrated data model.

We’ve made over 30 acquisitions and have a good track record for retaining and caring for customers and products. Our Rdb database acquisition from Digital Equipment is a good example. After nearly nine years, we continue to enhance and support the product and these customers are still running mission-critical applications. In fact our EVP of technology development, Chuck Rozwat, came to us as part of that acquisition.

The bottom line is that customers and partners can feel even more confident training their employees on Oracle applications and technologies since Internet standards will be around for many years to come. Moreover, our industry influence is growing.

More specifically:

As a Consulting Partner, we anticipate that you will derive three key benefits. First, we expect that you will be able to achieve greater operational efficiencies by combining your Oracle and PeopleSoft practices. Second, your organization will be able to deliver greater value to your customers at higher margins resulting in increased profitability. Finally, the combination of Oracle and PeopleSoft install bases is likely to offer you more opportunities to drive new revenue streams for implementation, integration and migration services, across both technology and applications. This is another opportunity for us to work together more closely as we continue our efforts to build effective partner relationships.

As a Software Partner, we anticipate that you will derive three key benefits. First, you can be assured your existing investment will be protected, because Oracle will continue to support PeopleSoft products for at least the next ten years. In addition to maintaining your existing revenue streams, Oracle will provide assistance and knowledge to help integrate your applications to extend the Oracle E-Business Suite. Finally, new market and channel business opportunities will become available by leveraging Oracle Outsourcing. This is another opportunity for us to work together more closely as we continue our efforts to build effective partner relationships.

Once our acquisition of PeopleSoft is finalized, Oracle is committed to working with you to make sure your customers are well supported and remain content. In the meantime, I have attached a copy of the letter that Oracle’s Chairman and Chief Executive Officer Larry Ellison recently sent to PeopleSoft customers outlining how we will support them going forward, together with some other informational materials.

Additional information is also available on www.oracle.com/peoplesoft. At the same time, if you have any specific customer needs or have additional questions, please contact us at 1.800.633.0925.

Sincerely,

Charles E. Phillips

Executive Vice President